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FEB 28 2011

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SECUR 11017270 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Financial Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 South Meyers Road, Suite 500
(No. and Street)

Oakbrook Terrace	Illinois	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven F. Lutz (630) 545-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street	East Peoria	Illinois	61611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven F. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Financial Management, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MIGDALIA RAMOS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/24/12

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

We have audited the accompanying statement of financial condition of **Wolf Financial Management, LLC** (the Company) as of December 31, 2010 and 2009, and the related statements of operations and member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Financial Management, LLC at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 14, 2011

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

		2010		2009
ASSETS				
Cash and cash equivalents	$	488,250	$	461,441
Deposit with clearing organization		34,432		34,428
Receivables from clearing organizations		71,252		31,430
Customer receivables		65,379		60,530
Prepaid expenses		23,347		24,483
Property and equipment		1,933		2,773
	$	684,593	$	615,085
LIABILITIES AND MEMBER'S EQUITY				
Accounts payable				
Commissions	$	8,750	$	11,014
Related party		110,841		165,783
Other		227		199
Accrued liabilities		45,966		30,981
		165,784		207,977
Member's equity		518,809		407,108
	$	684,593	$	615,085

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commission and fee income	$ 1,823,439	$ 1,494,256
Other income	122	2,719
	1,823,561	1,496,975
EXPENSES		
Wages	713,998	831,755
Benefits and payroll taxes	171,365	173,991
Commissions	215,592	170,869
Clearing charges	16,061	30,591
Rent	123,906	117,561
Other expenses	220,938	252,713
	1,461,860	1,577,480
NET INCOME (LOSS)	361,701	(80,505)
BEGINNING MEMBER'S EQUITY	407,108	387,613
CONTRIBUTIONS	-	100,000
DISTRIBUTIONS	(250,000)	-
ENDING MEMBER'S EQUITY	$ 518,809	$ 407,108

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 361,701	$ (80,505)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	840	843
Interest income added to clearing deposit	(4)	(10)
(Increase) decrease in operating assets		
Receivables	(44,671)	2,683
Prepaid expenses	1,136	17,618
Increase (decrease) in operating liabilities		
Accounts payable	(2,236)	(9,904)
Accrued liabilities	14,985	12,783
Net cash provided by (used in) operating activities	331,751	(56,492)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments to related party	(54,942)	(156,307)
Member contributions	-	100,000
Member distributions	(250,000)	-
Net cash used in financing activities	(304,942)	(56,307)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,809	(112,799)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	461,441	574,240
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 488,250	$ 461,441

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company also provides pension administration and consulting services on a fee for service basis.

Revenue Recognition

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis. Pension administration and consulting income is recognized at the time the services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $15,000 and $28,588 for the years ended December 31, 2010 and 2009, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $29,953 and $29,845 as of December 31, 2010 and 2009, respectively. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $6,503 and $5,663 at December 31, 2010 and 2009, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense was $840 and $843 for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

Subsequent Events

The Company has evaluated subsequent events through February 14, 2011, the date the financial statements were available to be issued.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company had a deposit in a money market account with a clearing organization in the amount of $34,432 and $34,428 at December 31, 2010 and 2009, respectively.

NOTE 3. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed three months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $13,685 and $19,109 to the plan for the years ended December 31, 2010 and 2009, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). The Company is related to Wolf Capital, LLC (Capital) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent was paid at $9,690 per month in 2010 and $9,500 per month in 2009. Related party rent expense totaled $116,539 and $114,000 for the years ended December 31, 2010 and 2009, respectively.

The Company had amounts payable to Wolf in the amount of $110,841 and $165,783 as of December 31, 2010 and 2009, respectively.

NOTE 5. CASH CONCENTRATION

Substantially all of the Company's cash is deposited at one financial institution.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had adjusted net capital of $427,461, which was $377,461 in excess of its required net capital of $50,000. The adjusted net capital of $427,461 is equal to the net capital the Company reported in its Focus Report.

NOTE 7. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Effective January 1, 2009 the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions." This accounting standard provided detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company is included with the parent company income tax returns that files in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examination by tax authorities for years before 2007. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows.

SUPPLEMENTARY INFORMATION

WOLF FINANCIAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2010

NET CAPITAL	$ 518,809
NON-ALLOWABLE ASSETS	
Non-allowable receivables	65,379
Prepaid expenses	23,347
Property and equipment	1,933
	90,659
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	428,150
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	689
ADJUSTED NET CAPITAL	$ 427,461
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 377,461

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

In planning and performing our audit of the financial statements of Wolf Financial Management, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all deficiencies have been identified. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 14, 2011

WOLF FINANCIAL MANAGEMENT, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 and 2009